Rachael Schmierer (Admitted NY)
Email rachael@lhttlaw.com

November 10, 2010

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Radient Pharmaceuticals Corporation Schedule 14A
Dear Sir or Madam:
We are counsel to Radient Pharmaceuticals Corporation. (the “Company”). On behalf of our client, enclosed herein please find the Definitive Schedule 14A (14A) for the Company that we are filing on this same day. Please be advised that the Company submitted copies of the 14A to its financial services affiliate to be sent to the Company’s security holders on or about November 11, 2010.
Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.
Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Rachael Schmierer
By: Rachael Schmierer, Attorney at Law